June 24, 2022

Re:	Virax Biolabs Group Limited
Amendment No. 5 to Registration Statement on Form F-1
Filed June 21, 2022
No. 333-263694

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 24, 2022 with respect to Amendment No. 5 to the Registration Statement on Form F-1, No. 333-263694 (“F-1”), filed on June 24, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 5 to Registration Statement on Form F-1 filed June 24, 2022

Cover page

1. We note your response to prior comment 2 and your revised disclosure that states you will not be a “controlled company” and thus “will not be exempted from certain corporate governance requirements.” Please revise to remove this disclosure or clarify that you will be exempted from certain corporate governance requirements as a result of your status as a foreign private issuer, as discussed on pages 16-17.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the cover page and page 62 of the Revised F-1.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick